FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March, 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 25, 2009

Minco Gold Corporation is pleased to announce and summarize the assay results from Minco Gold’s drill program on the Changkeng Gold Project in the Guangdong Province, China.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated March 25, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  March 25, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Amex: MGH FSE: MI5
For Immediate Release	March 25, 2009

NEWS RELEASE

MINCO GOLD REPORTS A 65% INCREASE IN THE INDICATED GOLD RESOURCES AT CHANGKENG

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Amex:MGH/FSE:MI5)  is pleased to report the results of an updated resource estimate for the Changkeng Project located in Guangdong Province, China.  Minco Gold has 51% ownership of the Changkeng Project which has 2 distinct and separate mineralized zones (a gold (“Au”) dominant zone and a silver (“Ag”) dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 g/t Au for a total of 623,100 oz Au.  This represents a 65% increase in gold ounces for the indicated resource category. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq * (g/t)	AuEq * (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred[2]	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

Table 1:  Changkeng Gold Deposit Resource Estimate1 @ 1.2 g/t AuEq* Cut-Off Grade.

* The AuEq grade was calculated from metal prices of US$800/oz Au and US$14/oz Ag with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 60:1.

The Changkeng Project also contains a portion of a second distinct deposit which is silver dominant.  Minco Gold assigned its 51% ownership in these resources to Minco Silver Corporation pursuant to the assignment agreement dated August 20, 2004.  The deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag. This represents a 70% increase in silver ounces for the indicated resource category.  The increase is due to the recent drilling which upgraded inferred resources and outlined new resources.

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred[2]	1,063,000	220	7,517,000	0.24	0.61	1.36

 Table 2:   Silver Deposit Resource Estimate1 @ 35 g/t Ag Cut-Off Grade.

Minco Gold is very encouraged by the NI 43-101 Compliant Resource Estimate and the drill results verifying, upgrading, and extending the mineralization. The Company will continue to work aggressively to advance the Changkeng Project during 2009.

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The Table 1 Changkeng gold resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$800/oz Au and US$14/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management, and US$5/tonne for G&A for a total of US$30/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.2 g/t AuEq.

The Table 2 Changkeng silver resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$14/oz Ag, US$800/oz Au, US$1.05 per pound (“/lb”) Pb, and US$1.10/lb Zn. Operating costs of $12/tonne for mining, $13/tonne for processing/tailings management, and $5/tonne for G&A for a total of $30/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 35 g/t Ag.

Diamond drill data from a total of 127 drill holes and 13 surface trenches were used for the resource calculation of which 59 are new holes completed in 2008. The drilling to date was conducted on an approximate 40 metre section spacing with holes on section between 20 metres to 80 metres apart.  Drilling prior to 2007 was undertaken by the Chinese Government 757 Exploration Team. Grade interpolation was undertaken with the inverse distance squared estimation method.

The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The resource update was prepared by Qualified Persons, Eugene Puritch, P.Eng., Antoine Yassa, P.Geo. and Tracy Armstrong, P.Geo. of P&E Mining Consultants Inc. of Brampton, Ontario.  The authors of the current resource estimate reviewed original assay certificates from core samples and check samples and collected their own site visit verification samples.  It is the authors’ opinion that the data have been adequately verified for the purposes of a NI 43-101 resource estimate and all historic and current data were found to be reliable, with an acceptable level of reproducibility. An updated NI 43-101 resource estimate technical report will be issued within 45 days of this press release.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) under the supervision of a certified Canadian assayer from the British Columbia PRA lab. Gold and silver were assayed with fire assay and AAS or gravimetric finish.  Samples were also prepared and assayed at SGS – CSTC Standards Technical Company, TEDA Tianjin, PRC under the supervision of an International certified assayer. Samples were analyzed with fire assay with AAS finish for gold and aqua regia with an AAS finish for silver. Results were further checked internally at SGS.  External check samples were sent to ALS Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis. Reference materials were inserted by Minco geologists as part of a comprehensive quality assurance/quality control program.

Mr. Dwayne Melrose, P.Geo. Vice President Exploration for Minco Gold, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.